IPSEN
Innovation for patient care

RECEIVED

2010 SEP -8 A 10:35

FICE OF INTERNATIONAL CORPORATE



10016294

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

3rd September 2010

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer



IPSEN PHARMA

65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

IPSEN
Innovation for patient care

Press release

Ipsen's Half-year 2010 Results

Dynamic drug sales of €538 million, up 6.0% year-on-year at constant currency

Strong growth of Specialty care products, up 14.4% year on year at constant currency

Group recurring adjusted operating margin[1] of 20.4% of sales, up 20.2% year-on-year

2010 financial objectives confirmed

Paris (France), August 31, 2010 - The Board of Directors of Ipsen (Euronext: IPN; ADR IPSEY), chaired by Jean-Luc Bélingard, met on August 30, 2010 to review the Group's results for the first half 2010, published today. The financial statements have been subject to a limited review by the statutory auditors. The full 2010 half year financial report is available on the Group's web site, www.ipsen.com, under the Regulated Information heading in the Investor Relations pages.

First Half 2010 performance in line with full-year financial objectives

Sales growth rate (%), at constant rate	First half 2010 actuals	Full-year financial objectives	
Specialty Care sales evolution	+14.4%	Close to 10.0% growth	✓
Primary Care sales evolution	-6.9%	(5.0) to (7.0)% decrease	✓
Total drug sales evolution	+6.0%	3.0 to 5.0% growth	✓
Other revenues	€31.7 million	~ €50.0 million	✓
Recurring adjusted operating profit[1] evolution	+20.2%	Around 15.0% growth	✓
Recurring adjusted earnings per share[2] evolution	+7.1%	Roughly stable	✓

Commenting on the first half 2010 performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen**, said: *"Once again, our first half 2010 results validate Ipsen's positioning with a double digit Specialist Care sales growth in oncology, neurology and endocrinology and a sustained intrinsic operating profitability, up 20.2%. In a difficult economic and changing pharmaceutical environment in its historical European markets, the Group continues its geographic expansion in the US and in emerging markets. Furthermore, the Group significantly expanded its therapeutic footprint with a major development in hemophilia thanks to its partnership with 'Inspiration Biopharmaceuticals' in the U.S., which could potentially - in the short and medium terms - provide the Group with a comprehensive portfolio of clotting factor products."* Jean-Luc Bélingard concluded: *"Above and beyond the transaction with 'Inspiration' and its diversified international presence, the Group continues to secure its future by actively developing its rich R&D pipeline."*

---

[1] "Recurring adjusted operating profit": Excluding (i) €36.4 million over the first half 2009 of Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer, (ii) the purchase price accounting impact related to the Group's transaction in North America over the two periods as well as (iii) non-recurring costs incurred on 30 June 2010.

[2] "Diluted recurring adjusted earnings per share": Attributable to equity holders of Ipsen, excluding the impacts, net of tax, over the first half 2009 of (i) the Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer, (ii) the purchase price accounting impacts related to the Group's transactions in North America over the two periods as well as (iii) non-recurring costs incurred on 30 June 2010.

IPSEN
Innovation for patient care

Extract of consolidated results subject to a limited review in the First halves 2010 and 2009

(In million euros)	*2010*	*2009*	*% change*
Specialist care	352.1	304.5	*+15.6%*
Primary care	185.6	199.4	*(6.9)%*
Total drug sales	**537.8**	**503.9**	***+6.7%***
Drug-related sales	16.2	17.3	*(6.5)%*
Consolidated sales	**553.9**	**521.2**	***+6.3%***
Other revenues	**31.7**	**51.9**	***(38.9)%***
of which: proceeds in connection with the favourable settlement of a litigation	-	36.4	*n.m.*
of which: other revenues	31.7	15.5	*+104.5%*
Total revenues	**585.7**	**573.1**	***+2.2%***
Operating profit	**104.9**	**125.2**	***(16.2)%***
As a % of sales	*18.9%*	*24.0%*	-
Recurring adjusted Operating profit	**113.2**	**94.1**	***+20.2%***
As a % of sales	*20.4%*	*18.1%*	-
Share of profit/loss from associated companies	(5.1)	-	*n.m.*
Consolidated profit *(attributable to equity holders of Ipsen)*	**75.5**	**98.7**	***(23.5)%***
Diluted earnings per share (€) *(attributable to equity holders of Ipsen)*	0.89	1.17	*(23.5)%*
Recurring adjusted consolidated profit (€) *(attributable to Ipsen shareholders)*	**80.7**	**75.3**	***+7.2%***
Recurring adjusted diluted earnings per share (€) *(attributable to equity holders of Ipsen)*	**0.96**	**0.89**	***+7.1%***
Net cash flow from operating activities	**134.7**	**147.2**	

Review of the Group's first half 2010 sales and results

Consolidated Group sales reached €553.9 million, up 6.3% on a year-on-year (+5.5% at constant exchange rates). Sales of **specialist care products** amounted to €352.1 million, up 15.6% on a year-on-year, or 14.4% at constant exchange rates. Sales of specialist care products represented 63.6% of consolidated Group sales, versus 58.4% a year earlier. Sales of **primary care products** reached €185.6 million, down 6.9% year-on-year.

Drug sales grew 6.7% year-on-year (6.0% at constant exchange rates), driven by sales of the endocrinology franchise, up 20.0% thanks notably to its presence in North America, and of the oncology franchise, up 11.2% due to launches of Decapeptyl® 3-month formulation in China and the new 6-month formulation in France.

In the first half 2010, sales in the **major Western European countries** amounted to €283.4 million, stable year-on-year. Despite a tougher competitive environment, notably in the French Primary care landscape, sales were fuelled by the Group's dynamic specialty care franchises in France, Germany and Italy. In the **other European countries**, sales totaled €128.9 million, up 11.6% excluding foreign exchange impacts, driven by sustained growth particularly in Turkey and Scandinavia and a strong recovery in Russia and certain countries in Eastern Europe. Sales in **North America** amounted to €27.5 million, up 33.3% excluding

foreign exchange impacts. In the **rest of the World** sales reached €114.2 million, up 11.1% year-on-year (9.0% at constant exchange rates), fuelled by the strong performance of Decapeptyl® in China and strong sales in Brazil, Australia and Mexico.

Other revenues amounted to €31.7 million in the first half 2010, down €20.2 million relative to June 2009 when €36.4 million were recorded in connection with the favourable settlement of the litigation between the Group and Bayer on Kogenate®'s royalties. This expected decrease has been partly offset by the growth in royalties received in the framework of the Group's partnerships in aesthetic medicine and the rebilling of OBI-1 development expenditures to Inspiration Biopharmaceuticals Inc.

Consequently, **total revenues** reached €585.7 million in the first half 2010, up 2.2% year-on-year.

Research and development expenses amounted to €99.1 million, up 8.3% year-on-year. A significant proportion of the first half 2010 expenses were related to the preparation of clinical batches of OBI-1, rebilled to Inspiration Biopharmaceuticals Inc. and recorded in 'other revenues'.

Operating profit totaled €104.9 million in the first half 2010, down 16.2% year-on-year, and represented 18.9% of sales compared with 24.0% a year earlier, when €36.4 million were recorded in connection with the favourable settlement of the litigation between the Group and Bayer on Kogenate®'s royalties. Excluding the latter as well as the purchase price accounting impacts related to the Group's transaction in North America over the two periods and non-recurring costs incurred on 30 June 2010, the Group's recurring **adjusted operating profit** totaled €113.2 million in the first half 2010 and represented 20.4% of sales, compared with 18.1% a year earlier, up 20.2% year-on-year.

The Group recorded a €(5.1) million **share of loss from associated companies** for the first half 2010, stemming from the share of loss made by Inspiration Biopharmaceuticals Inc., equity consolidated by the Group since January 2010.

Consolidated profit (attributable to equity holders of Ipsen) amounted to €75.5 million, compared with €98.7 million a year earlier. Excluding the impacts, net of tax, over the first half 2009 of the Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer, the purchase price accounting impacts related to the Group's transactions in North America over the two periods as well as non-recurring costs incurred on 30 June 2010, the Group's **recurring adjusted diluted earnings per share** (attributable to equity holders of Ipsen) stood at €0.96, up 7.1% year-on-year.

The net cash flow generated by operating activities amounted to €134.7 million, compared to €147.2 million a year earlier. On 30 June 2010, the Group had a positive **net cash position** of €164.1 million, up €25.0 million compared to 30 June 2009.

IPSEN
Innovation for patient care

2010 financial objectives

Based on the information available to date, Ipsen confirms the objectives established in March 2010 for the year 2010:

- An increase in **sales of Specialist care products** of nearly 10.0% and a decrease in **Primary Care products** of between -5.0% and -7.0% resulting in a Group sales growth of drugs between 3.0% and 5.0% as compared to the prior year;
- **Other revenues** of nearly €50 million, depending on the commercial performances of the Group's partners (excluding the rebilling to Inspiration of expenses related to OBI-1);
- **djusted operating profit** with growth of approximately 15.0%, compared to a recurring adjusted operating profit of €144.4 million in 2009.
- **Recurring adjusted earnings per share** to remain roughly stable from one year to another.

Ipsen - Media conference call (in French)

Ipsen will host a conference call on Tuesday 31 August 2010 at 9:00 am (Paris time - GMT+1).

Participants in the conference call may establish contact for the meeting 5-10 minutes prior to its start. No reservations are required to participate. The telephone number to call in order to connect to the conference call is +33 (0)1 70 99 42 70.

Webcast and Conference Call (in English) for financial analysts and journalists

Ipsen will host a web conference (webcast & video) and conference call on Tuesday, August 31, 2010 at 2:00 pm (Paris time - GMT+1). The webcast will be available live at: www.ipsen.com.

Participants in the conference call may connect for the meeting 5-10 minutes prior to its start. No reservations are required to participate. The telephone number to call in order to connect to the conference call from France and Europe is +33 (0) 1 70 99 42 82 and from the United States +1 212 444 0895. No access code is required. The telephone number to call in order to access a recording of the conference call from France and Europe is +33 (0) 1 74 20 28 00, from the United States +1 347 366 95 65. The access code is 4194102#. The conference call and webcast will be available for one week following the meeting.

IPSEN
Innovation for patient care

About Ipsen

Ipsen is a global biopharmaceutical group, with sales exceeding 1 billion euros in 2009. The Group has total worldwide staff of more than 4,400 employees, of which nearly 900 contribute to the discovery and development of innovative drugs for patient care. Ipsen's development strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and on primary care drugs. This strategy is supported by an active policy of partnerships. Ipsen's research & development (R&D) centers and its peptide & protein engineering platform give the Group a strong competitive edge. In 2009, R&D expenditure totaled close to €200 million, representing nearly 20% of Group sales. Ipsen's shares are traded on segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150) and eligible to the "Service de Règlement Différé" ("SRD"). The Group is part of the SBF 120 index. Ipsen has implemented a Sponsored Level I American Depositary Receipt (ADR) program, which trade on the over-the-counter market in the United States under the symbol IPSEY. For more information on Ipsen, visit our website at www.ipsen.com.

Forward Looking Statement

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Media

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky
Vice President Finance
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Officer
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

APPENDICES

Risk Factors

The Group operates in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2009 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible reduction of prices of certain of its products by public or private payers or to their possible withdrawal from the list of reimbursable products by the relevant regulatory authorities in the countries where it does business. In general terms, the Group is faced with uncertainty in relation to the prices set for all its products, in so far as medication prices have come under severe pressure over the last few years as a result of various factors, including the tendency for governments and private payers to reduce prices or reimbursement rates for certain drugs marketed by the Group in the countries in which it operates, or even to remove those drugs from lists of reimbursable drugs.
- The Group depends on third parties to develop and market some of its products which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business. The Group cannot be certain that its partners will fulfil their obligations. It might be unable to obtain any benefit from those agreements. A default by any of the Group's partners could result in some of the Group's products generating lower revenues than expected. Such situations could have a negative impact on the Group's business, financial position or performance.
- Actual results may depart significantly from the objectives set by the management given that a new product can appear to be promising at a development stage or after clinical trials but never be launched on the market or be launched on the market but fail to sell notably for regulatory or competitive reasons.
- The Research and Development process typically lasts between eight and twelve years from the date of a discovery to a product being brought to market. This process involves several stages; at each stage, there is a substantial risk that the Group could fail to achieve its objectives and be forced to abandon its efforts in respect of products in which it has invested significant amounts. Thus, in order to develop viable products from a commercial point of view, the Group must demonstrate, by means of pre-clinical and clinical trials, that the molecules in question are effective and are not harmful to humans. The Group cannot be certain that favourable results obtained during pre-clinical trials will subsequently be confirmed during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safety and efficacy of the product in question such that the required marketing approvals can be obtained.
- The Group must deal with or may have to deal with competition (i) from generic products, particularly in relation to Group products which are not protected by patents, for example, Forlax® or Smecta® (ii), products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan®. Such a situation could result to the Group losing market share which could affect its current level of growth in sales or profitability.
- Third parties might claim the benefit of intellectual property rights in respect to the Group's inventions. The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacturing and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products or molecules in development.

- The Group's strategy includes acquiring companies or assets which may enable or facilitate access to new markets, research projects or geographical regions or enable it to realise synergies with its existing businesses. Should the growth prospects or earnings potential of such assets as well as valuation assumptions change materially from initial assumptions, the Group might be under the obligation to adjust the values of these assets in its balance sheet, thereby negatively impacting its results and financial situation.
- In certain countries exposed to significant public deficits, and where it sells its drugs directly to public hospitals, the Group could experience discount or lengthened payment terms or difficulties in recovering its receivables in full. In Greece notably, which represented in 2009 approximately 2.0% of its consolidated sales, and where payment terms from public hospitals are particularly long, the Group is closely monitoring the current situation. More generally, the Group may also be unable to purchase sufficient credit insurance to protect itself adequately against the risk of payment default from certain customers worldwide. Such situations could negatively impact the Group's activities, financial situation and results.
- In the normal course of business, the Group is or may be involved in legal or administrative proceedings. Financial claims are or may be brought against the Group in connection with some of these proceedings.

Major developments in the first half of 2010

Major developments during the first half 2010 included:

- On January 21, 2010, Ipsen and Inspiration Biopharmaceuticals Inc. announced that they had entered into a partnership to create a world leading hemophilia franchise.
- On February 2010, Ipsen and Debiopharm announced the launch by Ipsen in France of the 6 month formulation of Decapeptyl® for the treatment of locally advanced or metastatic prostate cancers.
- On March 5, 2010, Ipsen and Menarini, announced the launch of ADENURIC® (febuxostat) in France where they will co-promote the drug. Other launches by Menarini are expected soon, notably in the United Kingdom, Germany and Ireland.
- On March 12, 2010, Ipsen and Rhythm, a biotechnology company developing peptide therapeutics metabolic diseases, concluded a licensing agreement for peptide therapeutics targeting obesity, metabolic disorders and gastrointestinal disorders. Under the terms of the agreement, Ipsen has granted Rhythm an exclusive worldwide license for research, development and commercialisation of its melanocortin and ghrelin programs originating from Ipsen research.
- On March 15, 2010, Ipsen announced the start of two international phase II clinical studies to evaluate the efficacy and safety of BIM 23A760 in two groups of patients, one suffering from carcinoid syndrome due to neuroendocrine tumours, the other from acromegaly.
- On March 23, 2010, Ipsen and GTx, Inc. announced the expansion of their partnership for the development and commercialization of toremifene 80 mg for the reduction of fractures in men with advanced prostate cancer on androgen deprivation therapy (ADT) and toremifene 20 mg for the prevention of prostate cancer in high risk patients with High Grade Protastic Intraepithelial Neoplasia lesions (HGPIN).
- On March 24, 2010, Ipsen announced that it has been informed that its controlling shareholder Mayroy completed an institutional private placement of 4,029,979 shares representing approximately 4.8% of Ipsen's share capital.
- On March 29, 2010, Ipsen announced that its 2009 Registration Document was filed with the Autorité des Marchés Financiers (AMF).
- On March 30, 2010, Ipsen and Dicerna Pharmaceuticals Inc., (Dicerna), announced that two companies have entered into an exclusive research collaboration agreement to leverage their expertise in Dicer Substrate siRNA (DsiRNA) research and peptide engineering. The companies will develop novel conjugates from Dicerna's DsiRNA molecules and Ipsen's peptide vectors in the therapeutic areas of oncology and endocrinology.
- On April 27, 2010, Ipsen and Invida Group announced an agreement for the exclusive promotion and distribution by Invida of Ipsen drugs Diphereline® 3.75mg and 11.25mg, Somatuline® Autogel® and Increlex® in selected countries in Southeast Asia.
- On April 29, 2010, Ipsen announced that its partner Roche has disclosed results of the phase III T-emerge 3 study in patients with diabetes with taspoglutide, the first once weekly glucagons-like peptide-1 (GLP-1) analogue based on a human sequence. The results of T-emerge 3 showed that taspoglutide demonstrated superiority in HbA1c change versus placebo following 24 weeks of treatment.
- On June 1, 2010, Ipsen and Debiopharm mutually agreed to put an end to their cooperation on the development of IRC-08364 (CDC 25 phosphatase inhibitor).
- On June 9, 2010, Ipsen announced the implementation of a sponsored level 1 program of American Depositary Receipts (ADR) initiated with Deutsche Bank, the Group's Depository Bank for the program.
- On June 17, 2010 - Ipsen and Inspiration Biopharmaceuticals Inc. announced that the Committee for Orphan Medicinal Products of the European Medicines Agency (European Medicines Agency,

EMEA) issued a positive opinion on the granting of orphan drug status for OBI-1 in the treatment of Hemophilia.

- On June 18, 2010, Ipsen announced that its partner Roche disclosed the implementation of a risk mitigation plan in the taspoglutide Phase III program because of a higher than expected incidence of hypersensitivity reactions reported as attributable to the administration of the product.
- On June 22, 2010, Ipsen announced top line results of GuidAge®, the longest (5 years) and largest (2,854 subjects) European study in the prevention of Alzheimer's Dementia (AD). The aim of this study was to assess the efficacy of a 5-year treatement with EGb 761® in the prevention of Alzheimer's Dementia in a population of elderly aged 70 or more, with memory complaint spontaneaously expressed to their family physician and who lived at home at the inclusion in the study.
- On June 26, 2010, Ipsen announced that its partner Roche disclosed results of five Phase III studies of 24 weeks for taspoglutide for type 2 diabetes at the 70th Annual Scientific Meeting of the American Diabetes Association (ADA).

Administrative measures

European governments continue to implement various measures to reduce the growth of public healthcare spending.

In a context of financial and economic crisis, 2010 saw the acceleration of new and proactive measures which could affect the sales and profitability of the Group in 2010 and beyond.

The countries most affected by the crisis, such as Romania, the Czech Republic and Greece have announced price reductions on the basis of international reference prices thereby harmonizing with the lowest European prices. Meanwhile, Romania introduced an 8% tax on drug sales and Greece reduced prices by 27% during a transitional period (for the most expensive products), while the Czech Republic announced its intention to limit reimbursement levels for various therapeutic classes. Negotiations are currently underway with the Greek government to return to the previous system of reference prices described above.

Other countries in Western Europe, although less affected by the crisis, also announced a series of restrictive measures:

- The Netherlands reviewed their reference prices, leading to declines of 20 to 45% on certain products,
- Ireland introduced a tax of 4% on drug sales,
- Germany increased its tax on sales of products reimbursed by social security from 6% to 16%, effective August 1st,
- Spain imposed a tax of 7.5% on drug sales in addition to the 30% decrease in prices for product for which a generic or a biosimular product is marketed in at least one other European country.
- In France, on April 16, 2010, certain drugs for which the "Medical Service Rendered" had been rated as "weak" or "unsatisfactory" by the Health Authorities (including Tanakan®) have seen their reimbursement rates decreased from 35% to 15%. Lower prices were also imposed on Adrovance®, for which the price was reduced by 25% in May 2010, and the sartan drug category, of which Nisis® and Nisisco®, with price reductions effective as of September 2010.

IPSEN
Innovation for patient care

Comparison of consolidated sales for the second quarters and first halves 2010 and 2009

Sales by geographical region

Group sales by geographical region for the second quarters and first halves 2010 and 2009 were as follows:

	Second quarter			First half			
(In million euros)	2010	2009	% variation	2010	2009	% variation	*% Variation at constant currency*
France	85.7	84.8	1.0%	161.4	163.1	-1.0%	-1.0%
United Kingdom	10.9	11.4	-4.4%	21.0	21.2	-1.3%	-3.9%
Spain	14.7	15.0	-2.5%	30.5	30.3	0.6%	0.6%
Germany	14.0	13.5	3.9%	30.5	30.0	1.6%	1.6%
Italy	19.9	20.0	-0.7%	40.1	38.8	3.2%	3.2%
Major Western European countries	**145.1**	**144.7**	**0.2%**	**283.4**	**283.4**	**0.0%**	**-0.2%**
Other European countries	**63.2**	**63.6**	**-0.6%**	**128.9**	**114.5**	**12.6%**	**11.6%**
North America	**17.6**	**12.8**	**38.1%**	**27.5**	**20.6**	**33.7%**	**33.3%**
Asia	33.1	26.2	26.5%	60.8	54.9	10.7%	9.5%
Other Rest of the world	28.7	22.1	30.1%	53.4	47.8	11.6%	8.5%
Rest of the World	**61.8**	**48.3**	**28.1%**	**114.2**	**102.7**	**11.1%**	**9.0%**
Group sales	**287.7**	**269.4**	**6.8%**	**553.9**	**521.2**	**6.3%**	**5.5%**

For the second quarter 2010 sales generated in the **Major Western European countries** amounted to €145.1 million, roughly stable from the prior year. For the first half 2010, sales generated in the major Western European countries amounted to €283.4 million, stable year-on-year. Despite a tougher competitive environment, notably in the French Primary care landscape, sales were fuelled by the Group's dynamic specialty care franchises in France, Germany and Italy. Sales in Major Western European countries continued to decline in relative weight, and represented 51.2% of total Group sales, compared with 54.4% a year earlier.

France – For the second quarter 2010 sales amounted to €85.7 million, up 1.0% year-on-year. For the first half 2010, sales totaled €161.4 million, down 1.0% year-on-year (first half 2009: €163.1 million) in spite of strong performance by Somatuline®, NutropinAq® and especially Decapeptyl® following the launch of a new six-month formulation in February. This strong performance was more than offset by declining primary care sales, and particularly Forlax® following the launch of a competing generic drug in March 2009; Smecta®, which declined in line with its market segment as a result of low gastroenteritis infection rates; and Tanakan®, following the decrease in its reimbursement rate, as previously mentionned. The weight of France in the Group's consolidated sales continued to decline, representing 29.1% of Group sales, compared with 31.3% a year earlier.

Spain – For the second quarter 2010, sales amounted to €14.7 million, down 2.5% year-on-year. For the first half 2010 sales totaled €30.5 million, up 0.6% year-on-year (first half 2009: €30.3 million), boosted by strong growth in Somatuline®, Nutropin® and Increlex®, partly offset by slowing sales of Dysport® and Decapeptyl®, ahead of the launch of its new six-month formulation, expected in the third quarter. The performance of the Group's products has not been affected in the first half 2010 by the reform of the country's healthcare system with the introduction of a new 7.5% tax effective from June 1, 2010, aside from the effect of destocking by wholesalers as a result of these measures. Spain represented 5.5% of total Group sales, compared with 5.8% a year earlier.

Italy – For the second quarter 2010, sales amounted to €19.9 million, a slightly down 0.7% year-on-year. For the first half 2010, sales were €40.1 million, up 3.2% year-on-year (first half 2009: €38.8 million), driven by the strong performances of Somatuline® and Dysport®. Italy represented 7.2% of consolidated Group sales, compared with 7.4% a year earlier.

Germany – For the second quarter 2010, sales amounted to €14.0 million, up 3.9% year-on-year. For the first half 2010, sales amounted to €30.5 million, up 1.6% year-on-year (first half 2009: €30.0 million). Over the period, strong growth of Decapeptyl®, Nutropin®, and Somatuline® was largely offset by declining sales of Dysport® in its aesthetic indication, following the launch of Azzalure® by the Group's partner Galderma, as well as a marked fall in drug-related sales (active ingredients and raw materials). Germany represented 5.5% of total Group sales for the first half 2010, compared with 5.8% a year earlier.

United Kingdom – For the second quarter 2010, sales amounted to €10.9 million, down 4.4% year-on-year. For the first half 2010, sales totaled €21.0 million, down 1.3% year-on-year (3.9% excluding the impact of exchange rates), in spite of strong growth in Decapeptyl® and other specialty products over the period, which was more than offset by falling sales of Dysport® following the launch of Azzalure® by the Group's partner Galderma. The United Kingdom accounted for 3.8% of total Group sales in the first half 2010, compared with 4.1% a year earlier.

For the second quarter 2010, sales in the **Other European countries** amounted to €63.2 million, down 0.6% year-on-year. For the first half 2010, sales amounted to €128.9 million, up 12.6% year-on-year (+11.6% excluding foreign exchange impacts), boosted by sustained growth particularly in Turkey and Scandinavia, as well as a strong recovery in some Eastern European countries and Russia. The region represented 23.3% of consolidated Group sales in the first half 2010, compared with 22.0% a year earlier.

For the second quarter 2010, sales in **North America** amounted to €17.6 million, up 38.1% year-on-year. For the first half 2010, sales amounted to €27.5 million, up 33.7% year-on-year, reflecting sustained growth. Sales of Somatuline® Depot increased by 46.4% over the period excluding foreign exchange impacts. Dysport®, launched in late 2009 in cervical dystonia, still had limited sales over the period following a successful ongoing sampling campaign. Overall, both the number of customer accounts opened to date and customer satisfaction scores for Dysport® are highly satisfactory. Sales in North America represented 5.0% of total consolidated sales, compared with 3.9% a year earlier.

For the second quarter 2010, sales in the **Rest of the World** amounted to €61.8 million, up 28.1% year-on-year. For the first half 2010, sales amounted to €114.2 million, up 11.1% year-on-year (+9.0% excluding foreign exchange impacts). Performance was boosted by volume growth in China, with robust sales of all formulations of Decapeptyl®, including the recently launched three-month formulation, in spite of the implementation of the Essential Drug List, which is having a local impact on volumes, and on the seasonality of sales of Smecta®. Sales in Brazil, Australia and Mexico remained robust, while regulatory changes that came into force in Algeria at the end of 2009 disrupted local sales. Sales in the region represented 20.6% of total consolidated Group sales, compared with 19.7% a year earlier.

Sales by therapeutic area and product

The following table shows sales by therapeutic area for the second quarters and first halves 2010 and 2009:

	Second quarter			First half			
(In million euros)	2010	2009	% Variation	2010	2009	% Variation	% Variation at constant currency
Oncology	**72.4**	**65.1**	**11.1%**	**140.8**	**126.5**	**11.3%**	**11.2%**
of which Decapeptyl®	72.4	65.1	11.1%	140.8	126.5	11.3%	11.2%
Endocrinology	**62.1**	**51.9**	**19.7%**	**120.1**	**98.7**	**21.7%**	**20.0%**
of which Somatuline®	42.8	35.9	19.0%	83.5	68.3	22.2%	20.2%
of which Nutropin®	12.5	10.0	25.3%	23.9	19.3	23.5%	22.0%
of which Increlex®	6.9	5.5	24.6%	12.7	10.2	24.4%	24.4%
Neurology	**49.2**	**43.6**	**12.7%**	**91.3**	**79.3**	**15.1%**	**12.6%**
of which Dysport®	47.4	41.5	14.2%	88.2	76.1	15.9%	13.2%
of which Apokyn®	1.7	2.1	-17.8%	3.1	3.2	-2.8%	-2.7%
Specialty care	**183.6**	**160.7**	**14.3%**	**352.1**	**304.5**	**15.6%**	**14.4%**
Gastroenterology	**45.2**	**45.7**	**-1.1%**	**89.0**	**97.7**	**-8.9%**	**-8.9%**
of which Smecta®	25.3	22.6	11.7%	50.4	52.2	-3.4%	-3.4%
of which Forlax®	10.7	13.1	-18.6%	20.0	25.9	-22.9%	-23.1%
Cognitive disorders	**25.2**	**30.7**	**-17.9%**	**48.7**	**56.4**	**-13.7%**	**-13.7%**
of which Tanakan®	25.2	30.7	-17.9%	48.7	56.4	-13.7%	-13.7%
Cardiovascular	**21.9**	**20.2**	**8.7%**	**40.0**	**38.2**	**4.6%**	**4.6%**
of which Nisis® and Nisisco®	15.6	15.1	3.3%	29.4	27.7	5.9%	5.9%
of which Ginkor®	5.3	3.9	36.1%	8.5	7.7	10.4%	10.4%
Other Primary Care products	**3.9**	**4.0**	**-1.4%**	**7.9**	**7.1**	**12.3%**	**12.3%**
of which Adrovance®	3.1	3.2	-4.6%	6.3	5.4	16.6%	16.6%
Primary care	**96.2**	**100.5**	**-4.3%**	**185.6**	**199.4**	**-6.9%**	**-6.9%**
Total Drug sales	**279.8**	**261.1**	**7.1%**	**537.8**	**503.9**	**6.7%**	**6.0%**
Drug-related sales	**8.0**	**8.3**	**-3.7%**	**16.2**	**17.3**	**-6.5%**	**-8.1%**
Group sales	**287.7**	**269.4**	**6.8%**	**553.9**	**521.2**	**6.3%**	**5.5%**

For the second quarter 2010, sales of **specialty care** products amounted to €183.6 million, up 14.3% year-on-year. For the first half 2010, sales increased strongly to €352.1 million, up 15.6% year-on-year (14.4% excluding foreign exchange impacts). Oncology, endocrinology and neurology grew by 11.2%, 20.0%, and 12.6% respectively over the period excluding foreign exchange impacts. The relative weight of specialist care sales increased significantly, representing 63.6% of total Group sales, compared with 58.4% a year earlier.

In **oncology**, for the second quarter 2010, sales of **Decapeptyl®**amounted to €72.4million, up 11.1% year-on-year. For the first half 2010, sales totaled €140.8 million, a strong increase of 11.3%, thanks in particular to robust sales of Decapeptyl® in China, as previously described, and in France following the launch of the new six-month formulation. Oncology sales represented 25.4% of total Group sales in the first half 2010, compared with 24.3% a year earlier.

Endocrinology sales rose at a strong pace to €62.1 million for the second quarter 2010, up 19.7% year-on-year. The strong growth trend continued in the first half 2010, with sales totaling €120.1 million, up 21.7% (+20.0% excluding foreign exchange impacts). Endocrinology sales represented 21.7% of total Group sales in the first half 2010, compared with 18.9% a year earlier.

Somatuline® – For the second quarter 2010, sales amounted to €42.8 million, up 19.0% year-on-year. For the first half 2010, Somatuline® sales totaled €83.5 million, up 22.2% year-on-year (+20.2% excluding foreign exchange impacts), boosted by strong growth in the United States, and, to a lesser extent, in France, Colombia, and Poland. Sales of Somatuline® Depot in the United States increased 45.1% year-on-year in the first half 2010 (+45.2% excluding foreign exchange impacts).

NutropinAq® – For the second quarter 2010, sales amounted to €12.5 million, up 25.3% year-on-year. For the first half 2010, NutropinAq® sales totaled €23.9 million, up 23.5% year-on-year (+22.0% excluding foreign exchange impacts), driven by strong performance in Germany and France, where the product benefits from the simultaneous marketing of Increlex®.

Increlex® – For the second quarter 2010, sales of Increlex® amounted to €6.9 million, up 24.6% year-on-year. Sales of Increlex® in the first half 2010 amounted to €12.7 million, up 24.4% year-on-year, reflecting sustained recruitment of new patients in the United States and Europe.

For the second quarter 2010, sales in **neurology** amounted to €49.2million, up 12.7% year-on-year. For the first half 2010, sales totaled €91.3 million, up 15.1% year-on-year (+12.6% excluding foreign exchange impacts). Neurology sales represented 16.5% of total Group sales, compared with 15.2% a year earlier.

Dysport® – For the second quarter 2010, sales amounted to €47.4 million, up 14.2% year-on-year. In the first half 2010, sales reached €88.2 million, up 15.9% year-on-year (+13.2% excluding foreign exchange impacts), fuelled notably by sustained growth in Brazil, Turkey, Russia, Poland, Mexico, and Australia, in spite of the launch of Azzalure® for aesthetic indications by the Group's partner Galderma in the United Kingdom, Germany, France and Spain. Dysport®, launched in the United States at the end of 2009 for the treatment of cervical dystonia, posted limited sales over the period due to a successful sampling campaign which will continue into the third quarter.

Apokyn® – For the second quarter 2010, sales in the United States amounted to €1.7 million, down 17.8% year-on-year as a result of inventory effects. For the first half 2010 sales were €3.1 million, down 2.8% as a result of inventory effects.

Sales of **primary care** products amounted to €96.2 million in the second quarter 2010, down 4.3% year-on-year. Sales of primary care products totaled €185.6 million in the first half 2010, down 6.9% year-on-year, representing 33.5% of consolidated Group sales in the period, compared with 38.3% in year earlier.

For the second quarter 2010, sales in **gastroenterology** amounted to €45.2 million, down 1.1% year-on-year. For the first half 2010, sales amounted to €89.0 million, down 8.9% year-on-year.

Smecta® – For the second quarter 2010, sales amounted to €25.3million, up 11.7% year-on-year. Sales of Smecta® in the first half of the year totaled €50.4million, down 3.4% year-on-year, in spite of double-digit growth in Russia, which was more than offset by declining sales in France as a result of low incidence of pathology, and the progressive implementation of the Essential Drug List in China, which affects volumes and the seasonality of sales. Sales in Algeria were also affected by a technical change in regulations. Sales of Smecta® outside France represented 76.1% of total sales of the product, compared with 71.8% a year earlier.

Forlax® – For the second quarter 2010 sales amounted to €10.7million, down 18.6% year-on-year. For the first half 2010, sales totaled €20.0 million, down 22.9% year-on-year following launch of a generic product in France in March 2009. France represented 60.1% of total sales of the product over the period, down from 70.0% a year earlier.

In the cognitive disorders area, sales of **Tanakan®** in the second quarter 2010 amounted to €25.2 million, down 17.9% year-on-year. Sales in the first half 2010 totaled €48.7 million, down 13.7% year-on-year as a result of limited sales in Russia, due to some destocking effect, and the decrease in its reimbursement rate in France. Sales of **Tanakan®** in France over the period represented 57.4% of total sales of the product, compared with 53.6% a year earlier.

In the cardiovascular area, sales in the second quarter 2010 amounted to €21.9 million, up 8.7% year-on-year. For the first half 2010, sales reached €40.0 million, up 4.6% year-on-year, with sales of Nisis® and Nisisco® up 5.9% over the same prior year period, to €29.4 million.

Sales of other primary care products in the second quarter 2010 stood at €3.9 million, down 1.4% year-on-year. Sales in the first half 2010 amounted to €7.9 million, up 12.3% year-on-year, thanks to strong performance of **Adrovance®**, sales of which totaled €6.3 million, up 16.6% year-on-year, not yet impacted by the price cut enforced in May 2010.

Drug-related sales (active ingredients and raw materials) in the second quarter 2010 amounted to €8.0 million, down 3.7% year-on-year. Sales in the first half 2010 totaled €16.2 million, down 8.1% excluding foreign exchange impacts, mainly due to a slowdown of EGb1 761® sales in Germany.

IPSEN
Innovation for patient care

Comparison of the consolidated income statement for the first halves 2010 and 2009

(In million euros)	First half 2010		First half 2009		% Change
	(in million euros)	% of sales	(in million euros)	% of sales	
Sales	**553.9**	**100.0%**	**521.2**	**100.0%**	**6.3%**
Other revenues	31.7	*5.7%*	51.9	*10.0%*	*-38.9%*
Revenues	**585.7**	**105.7%**	**573.1**	**110.0%**	**2.2%**
Cost of goods sold	(122.6)	*-22.1%*	(115.3)	*-22.1%*	*6.3%*
Research and development expenses	(99.1)	*-17.9%*	(91.5)	*-17.6%*	*8.3%*
Selling expenses	(203.9)	*-36.8%*	(186.1)	*-35.7%*	*9.5%*
General and administrative expenses	(43.6)	*-7.9%*	(44.8)	*-8.6%*	*-2.7%*
Other operating income and expenses	(4.7)	*-0.9%*	(4.8)	*-0.9%*	*-0.8%*
Amortization of intangible assets	(6.0)	*-1.1%*	(5.5)	*-1.1%*	*9.9%*
Restructuring costs	(0.9)	*-0.2%*	0.0	-	
Impairment losses	0.0	-	0.0	-	
Operating profit	**104.9**	***18.9%***	**125.2**	***24.0%***	***-16.2%***
Recurring adjusted operating profit (1)	*113.2*	*20.4%*	*94.1*	*18.1%*	*20.2%*
Income from cash and cash equivalents	1.0	*0.2%*	1.6	*0.3%*	*-39.7%*
Costs of gross financial debt	(1.0)	*-0.2%*	(3.5)	*-0.7%*	*-71.8%*
Costs of net financial debt	**0.0**	***0.0%***	**(1.8)**	***-0.3%***	***-100.7%***
Other interest income and expense	(3.8)	*-0.7%*	(2.9)	*-0.5%*	*32.1%*
Income tax	(20.7)	*-3.7%*	(22.0)	*-4.2%*	*-5.8%*
Share of profit/loss from associated companies	(5.1)	*-0.9%*	0.0	-	
Net profit/loss from continuing operations	**75.4**	***13.6%***	**98.5**	***18.9%***	***-23.5%***
Net profit/loss from discontinued operations	0.2	*0.0%*	0.5	*0.1%*	*-55.8%*
Consolidated profit	**75.6**	***13.6%***	**99.1**	***19.0%***	***-23.7%***
- Equity holders of Ipsen S.A	75.5		98.7		
- Minority interests	0.1		0.4		

[1] "Recurring adjusted" : Excluding (i) €36.4 million over the first half 2009 of Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer, (ii) the purchase price accounting impact related to the Group's transaction in North America over the two periods as well as (iii) non-recurring costs incurred on 30 June 2010.

■ Other revenues

Other revenues amounted to €31.7 million in the first half 2010 compared with €51.9 million a year earlier, down 38.9% year-on-year.

Other revenues break down as follows:

(in million euros)	First half 2010	First half 2009	Change In value	Change In %
Breakdown by revenue type				
- Royalties received	2.1	36.9	(34.8)	-94.2%
- Milestone payments - licensing agreements	16.9	11.0	6.0	54.5%
- Other (co-promotion revenues, Recharging)	12.7	4.1	8.6	212.1%
Total	**31.7**	**51.9**	**(20.2)**	**-38.9%**

- **Royalties received** amounted to €2.1 million in the first half 2010, down 34.8 million year-on-year, compared to June 2009. The first half 2009 was marked by the recording of €36.4 million of Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer for the period from May 26, 2008 to June 30, 2009. Excluding the impact of this non-recurring item, royalties in the first half 2010 were up €1.6 million year-on-year as a result of an increase in royalties paid by Medicis and Galderma.
- **Milestone payments relating to licensing agreements** - representing primarily recognition of payments received over the life of partnership agreements - amounted to €16.9 million in the first half 2010, up €6.0 million year-on-year, mainly due to the partnerships with Medicis, Galderma, Recordati and Roche, increased by income from the partnership for Adenuric® with Menarini and Inspiration Biopharmaceuticals Inc. for OBI-1.
- **Other revenues** amounted to €12.7 million in the first half 2010, compared with €4.1 million a year earlier. This item mainly consists of reinvoiced OBI-1 industrial development expenses under the terms of agreements entered into with Inspiration Biopharmaceuticals Inc. for an amount of €6.8 million, together with revenues related to the Group's French co-promotion and co-marketing agreements (as in the previous year).

Cost of goods sold

The *cost of goods sold* amounted to €122.6 million in the first half 2010, accounting for 22.1% of sales, the Group's ratio a year earlier.

The Group's productivity efforts and a favorable product mix related to the growth in Specialty Care offseted the negative impacts of declining volumes in Primary Care, together with the reclassification as of 2010 of botulium toxin production expenses from industrial development to cost of goods sold.

Research and development expenses

Research and development expenses in the first half 2010 were €7.6 million higher than in the first half 2009, at €99.1 million, or 16.9% of revenues and 17.9% of sales, a stable percentage relative to the same period in 2009, when these expenses accounted for 16.0% of revenues and 17.6% of sales. Excluding foreign exchange impacts and excluding OBI-1 industrial development expenses reinvoiced to Inspiration Biopharmaceuticals Inc., research and development expenses increased 0.5%, reflecting the reclassification as of 2010 of certain expenses related to the production of the botulinum toxin, to cost of goods sold.

The table below provides a comparison of research and development expenses for the first halves 2010 and 2009.

(In million euros)	First half 2010	First half 2009	Change	
			In value	In %
Breackdown by expense type				
- Drug-related research and development (1)	(86.1)	(76.6)	(9.4)	12.3%
- Industrial development (2)	(10.5)	(12.6)	2.1	-16.7%
- Strategic development (3)	(2.6)	(2.3)	(0.2)	10.1%
Total	**(99.1)**	**(91.5)**	**(7.6)**	**8.3%**

(1) Drug-related research & development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to search new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

- **Drug-related research and development expenses** increased 12.3% year-on-year (or 9.7% excluding foreign exchange impacts). The main research and development projects conducted during the first half 2010 focused on the clinical development programs for Somatuline® in neuroendocrine tumors (NET), its potential successor BIM-23A760, Dysport®, the sulfatase inhibitor Irosustat (BN-83495), as well as on the analyses of Tanakan® clinical trials results.
- **Industrial development expenses** decreased 16.7% year-on-year, mainly as a result of the reclassification to cost of goods sold of expenses related to the botulinum toxin, as well as the timing of expenditures related to certain projects. A significant proportion of the first half 2010 expenses was related to the preparation of clinical batches of OBI-1 and was reinvoiced to Inspiration Biopharmaceuticals Inc included in "other revenues". The first half 2009 was marked by expenses associated with the Group taking on the Increlex® and Combo (co-administration of NutropinAq® and Increlex®) projects previously run by Tercica Inc. prior to its acquisition by the Group.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to €247.4 million in the first half 2010, equivalent to 44.7% of sales, up 7.2% year-on-year.

The table below shows a comparison of selling, general and administrative expenses for the first halves 2010 and 2009:

(In million euros)	First half 2010	First half 2009	Change	
			In value	*In %*
Breackdown by expense type				
Royalties paid	*(21.7)*	*(21.5)*	*(0.2)*	0.7%
Other sales and marketing expenses	*(182.2)*	*(164.6)*	*(17.6)*	10.7%
Selling expenses	(203.9)	*(186.1)*	*(17.7)*	9.5%
General and administrative expenses	(43.6)	*(44.8)*	*1.2*	-2.7%
Total	**(247.4)**	**(230.9)**	**(16.5)**	**7.2%**

- **Selling expenses** in the first half 2010 amounted to €203.9 million or 36.8% of sales, up 9.5% year on year, compared with €186.1 million or 35.7% of sales a year earlier.
  - **Royalties paid** to third parties on sales of products marketed by the Group amounted to €21.7 million in the first half 2010, up 0.7% year-on-year as a result of the positive impact of the end of a royalty-paying period.
  - **Other sales and marketing expenses** increased 10.7% year-on-year, totaling €182.2 million or 32.9% of sales, compared to €164.6 million or 31.6% sales a year earlier. Excluding foreign exchange impacts, other sales and marketing expenses increased 9.7% relative to a low first half 2009 as a result of difficulties faced by certain Eastern European countries at that time. In particular, other sales and marketing expenses in the first half 2010 included launch costs for Increlex®, Somatuline®, Apokyn®, and Dysport® in North America, and Decapeptyl® six-month formulation and Adenuric® in France, as well as setup costs related to the establishment of a direct commercial structure in Brazil and Tunisia. The Group also wrote down the value of certain receivables associated with Greek public hospitals.
- **General and administrative expenses** for the first half 2010 were down 2.7% year-on-year, at €43.6 million. This decrease reflects the recognition under income tax since 2010 of a tax on corporate value added (*Cotisation sur la Valeur Ajoutée des Entreprises* or CVAE) previously recorded as a tax deducted from operating profit, as well as the Group's efforts to contain general and administrative costs.

Other operating income and expenses

Other operating income and expenses recorded by the Group in the first half 2010 represented a €4.7 million expense and mainly consisted in certain expenses related to the Group's headquarter, as well as certain non-recurring fees totaling €2.7 million. Other operating income and expenses represented a €4.8 million expense in the first half 2009 and mainly included costs related to Group's headquarter as well as costs associated with the integration of North American subsidiaries.

Amortization of intangible assets

Amortization charges in relation to intangible assets represented a €6.0 million expense in the first half 2010, a slight increase as compared with a €5.5 million expense a year earlier. This item consists mainly of the amortization of the IGF-1 license recognized when allocating goodwill arising from the Group's North-American transactions in 2008, as well as the beginning of the amortization of the license on the 6-month formulation of Decapeptyl which has been marketed since February 2010.

■ Restructuring costs

The Group recognized €0.9 million in non-recurring restructuring costs in the first half 2010. No restructuring costs were recorded by the Group in 2009.

■ Impairment losses

The Group did not record any impairment losses in either the first halves 2010 and 2009.

■ Operating profit

Taking into account the above items, *operating profit* in the first half 2010 amounted to €104.9 million, or 17.9% of revenues and 18.9% of sales, down 16.2% year-on-year, compared to 21.8% of revenues and 24.0% of sales a year earlier.

The Group's **recurring adjusted operating profit**[3] in the first half 2010 amounted to €113.2 million or 20.4% of consolidated sales, up 20.2% year-on-year.

Operating segments: operating profit by geographical region

Internal Reporting provided to the "main operational decision-makers", the Executive Committee, corresponds to the Group's managerial organisation based on the geographical regions within which the Group operates. Accordingly, operating segments as defined by IFRS 8, equate to long-term groupings of countries.

The Group's operating segments are as follows:

- "Main Western European countries", which combines France, Italy, Spain, United Kingdom and Germany;
- "Other European countries", which combines all of the other countries in Western Europe and those of Eastern Europe;
- "North America", which includes essentially the United States and Canada;
- "Rest of the world", which includes the other countries not included in the three preceding segments.

[3] "Recurring adjusted" : Excluding (i) €36.4 million over the first half 2009 of Kogenate royalties in connection with the favourable settlement of the litigation between the Group and Bayer, (ii) the purchase price accounting impact related to the Group's transaction in North America over the two periods as well as (iii) non-recurring costs incurred in 2010.

The table below provides an analysis of sales, revenues and operating profit by operating segment as of June 30, 2009 and 2010:

(In million euros)	First half 2010 (in million euros)	First half 2010 % of sales	First half 2009 (in million euros)	First half 2009 % of sales	Change (in million euros)	Change %
Major Western European countries(1)						
Sales	283.4	*100.0%*	283.4	*100.0%*	(0.0)	*(0.0)%*
Total revenues	292.2	*103.1%*	289.9	*102.3%*	2.3	*0.8%*
Operating profit	112.1	*39.6%*	119.2	*42.1%*	(7.2)	*(6.0)%*
Rest of Europe						
Sales	128.9	*100.0%*	114.5	*100.0%*	14.4	*12.6%*
Total revenues	130.9	*101.6%*	115.0	*100.5%*	15.9	*13.8%*
Operating profit	58.0	*45.0%*	49.9	*43.6%*	8.2	*16.4%*
North America						
Sales	27.5	*100.0%*	20.6	*100.0%*	6.9	*33.7%*
Total revenues	34.8	*126.6%*	24.9	*121.0%*	9.9	*39.9%*
Operating profit	(10.3)	*-37.6%*	(15.1)	*-73.4%*	4.8	*(31.5)%*
Rest of world						
Sales	114.2	*100.0%*	102.7	*100.0%*	11.4	*11.1%*
Total revenues	114.6	*100.4%*	102.7	*100.0%*	11.9	*11.6%*
Operating profit	53.7	*47.0%*	45.5	*44.3%*	8.2	*18.0%*
Total allocated						
Sales	553.9	*100.0%*	521.2	*100.0%*	32.8	*6.3%*
Total revenues	572.5	*103.4%*	532.5	*102.2%*	40.0	*7.5%*
Operating profit	213.5	*38.5%*	199.5	*38.3%*	14.0	*7.0%*
Total unallocated						
Total revenues	13.1	-	40.6	-	(27.4)	*(67.6)%*
Operating profit	(108.6)	-	(74.4)	-	(34.2)	*46.0%*
Group total						
Sales	553.9	*100.0%*	521.2	*100.0%*	32.8	*6.3%*
Total revenues	585.7	*105.7%*	573.1	*110.0%*	12.6	*2.2%*
Operating profit	104.9	*18.9%*	125.2	*24.0%*	(20.2)	*(16.2)%*

(1) France, Spain, Italy, Germany and the United Kingdom

For the first half 2010, sales in **Major Western European countries** were stable year-on-year. Total revenues rose 0.8% over the same period. Despite a tougher competitive environment, notably in the French Primary care landscape, sales were fuelled by the Group's dynamic specialty care franchises in France, Germany and Italy. For the first half 2010 operating profit amounted to €112.1 million, down 6.0% year-on-year, representing 39.6% of first half 2010 sales, compared with 42.1% of sales over the same period in 2009.

Sales in the **Other European countries** (other Western European countries together with Eastern Europe) totaled €128.9 million or 23.3% of total Group sales, up 12.6% year-on-year (11.6% excluding the impact of exchange rates). There was sustained growth in sales, particularly in some Eastern European countries and Russia following a difficult early 2009, as well as in Turkey and Scandinavia. Total revenues rose 13.8% year-on-year, benefiting from an increase in royalties received from

Galderma, mainly as a result of an increase in sales of Azzalure®. Selling, general and administrative expenses increased 7.8% over the period. Operating profit rose 16.4% in the first half 2010 to €58.0 million, representing 45.0% of sales, compared with €49.9 million over the same period in 2009, representing 43.6% of sales.

For the first half 2010 sales in **North America** rose 33.7% year-on-year to €27.5 million, compared with €20.6 million in the prior year. Total revenues rose 39.9% over the same period, amounting to €34.8 million in the first half 2010 (first half 2009: €24.9 million), reflecting the increase in revenues from the partnership entered into with Medicis for the marketing of Dysport® in aesthetic indications. Selling expenses rose 12.4% year-on-year, reflecting in particular expenses incurred in launching Increlex®, Somatuline®, Apokyn®, and Dysport®. For the first half 2010 operating profit thus amounted to €(10.3) million versus €(15.1) million during the same period in 2009.

In the **Rest of the World**, where the Group markets most of its products through distributors and agents, sales grew by 11.1% relative to the same period in 2009, reaching €114.2 million. At the same time, operating profit for the first half 2010 was up 18.0% year-on-year at €53.7 million or 47.0% of sales in the region, compared with 44.3% over the same period the prior year.

Non-allocated operating profit, that includes the majority of R&D expenses, in the first half 2010 amounted to €(108.6) million, compared with €(74.4) million over the same period in 2009. This change is mainly due to a drop in revenues, to €13.1 million in the first half 2010 from €40.6 million a year earlier, when it benefited from non-recurring revenues of €36.4 million in connection with the settlement ot the litigation between the Group and Bayer related to Kogenate® royalties. Other revenues in 2010 include reinvoiced OBI-1 industrial development expenses under the terms of agreements entered into with Inspiration Biopharmaceuticals Inc.

■ Cost of net financial debt and other financial income and expenses

The Group's net financial debt in the first half 2010 amounted to €(3.8) million, compared with €(4.7) million for the same period in 2009.

Foreign exchange movements represented a €2.3 million expense, stable relative to the same period a year earlier. The Group also had to record impairment losses on some of its available-for-sale assets in the first half 2010.

■ Income taxes

The Group's effective tax rate in the first half 2010 was 20.4% of net profit from continuing operations, before income from associated companies, compared with an effective tax rate of 18.2% in the first half 2009, which was impacted by the consequences of a tax audit in France. With effect from 2010, and in line with the choice available to French companies, the Group has opted to recognize the new tax on corporate value added (*Cotisation sur la Valeur Ajoutée des Entreprises* or CVAE) under income tax. This new tax replaces the local business tax (*taxe professionnelle*) previously recorded as a deduction against operating profit. This change increased the Group's effective tax rate by 2.1 percentage points in the first half 2010, however had no impact on consolidated Group net profit. Furthermore, the Group's effective tax rate in the first half 2010 was adversely impacted by certain local prescription rules.

■ Share of profit/loss from associated companies

In the first half 2010, the Group recorded a €5.1 million expense representing its 22.1% share of net income from Inspiration Biopharmaceuticals Inc., which has been equity consolidated by the Group since January 2010. The Group did not record any share in net income from associated companies in the first half 2009.

Profit/Loss from continuing operations

Taking into account the above items, net profit from continuing operations in the first half 2010 amounted to €75.4 million, down 23.5% year-on-year, compared to €98.5 million a year earlier. This represents 12.9% of revenues for the period, compared with 17.2% for the same period in 2009.

Excluding the share of loss from associated companies, recurring adjusted[1] profit from continuing operations attributable to Ipsen S.A. shareholders as of June 30, 2010 amounted to €85.7 million, compared with €75,2 million as of June 30, 2009, representing a 14.0% year-on-year increase.

Profit/Loss from discontinued operations

Profit from discontinued operations represented income of €0.2 million in the first half 2010, compared with €0.5 million a year earlier.

Consolidated net profit

Taking into account the above items, consolidated net profit fell 23.7% to €75.6 million, compared with €99.1 million to June 2009. Consolidated net profit represented 12.9% of revenues for the first half 2010 and 17.3% for the first half 2009.

Excluding the share of loss from associated companies, the Group's recurring adjusted[1] consolidated net profit as of June 30, 2010 amounted to €85.9million, compared with €75.7million a year earlier, representing a 13.4% year-on-year increase.

Earnings per share

Diluted earnings per share as of June 30, 2010 amounted to €0.90, compared with €1.18 a year earlier.

The recurring adjusted[1] diluted earnings per share as of June 30, 2010 amounted to €0.96, up 6.6% year-on-year.

Excluding the share of loss from associated companies, the recurring adjusted[1] diluted earnings per share as of June 30, 2010 amounted to €1.02 per share, up 13.4% year-on-year.

[1] "Recurring adjusted" : Excluding the impacts, net of tax, over the first half 2009 of (i) the Kogenate® royalties in connection with the favourable settlement of the litigation between the Group and Bayer, (ii) the purchase price accounting impacts related to the Group's transactions in North America over the two periods as well as (iii) non-recurring costs incurred on 30 June 2010.

Milestones received in cash but not yet recognised as revenues

As of June 30, 2010, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €280.6 million, a significant 35.4% increase year-on-year (first half 2009: €207.3 million).

In the first half 2010, the Group recorded €53.1 million in deferred revenues in connection with its partnerships with Menarini (€17.6 million) and Inspiration Biopharmaceuticals Inc. (€35.5 million not in cash, corresponding to the initial payment for the OBI-1 license, offset by the subscription by the Group of a convertible bond issued by Inspiration Biopharmaceuticals Inc.). In the second half 2009, the Group received €34.0 million of deferred revenues in connection with its partnerships with Galderma and Menarini.

Those revenues will be recognized in the Group's future income statement as follows:

(In million euros)	First half 2010	First half 2009
Total	**280.6**	**207.3**
These will recognised as revenue in the future as follows		
Year Y	16.2	12.1
Year Y+1	31.0	21.7
Years Y+2 and beyond	233.4	173.5

* Amounts converted at average exchange rates over the period as of June 30, 2010 and June 30, 2009, respectively

CASH FLOW AND CAPITAL RESOURCES

The consolidated cash flow statement shows that the Group generated positive cash flow from operating activities of €134.7 million in the first half 2010, compared with €147.2 million over the same period in 2009.

CASH FLOW STATEMENT ANALYSIS

(In millions of euros)	June 30, 2010	June 30, 2009
- Cash generated from operating activities before changes in working capital requirements	98.6	121.5
– (Increases)/decreases in working capital requirements for operations	36.1	25.7
Net cash flow from operating activities	134.7	147.2
- Net investments in tangible and intangible assets	*(25.3)*	(25.1)
- Impact of changes in consolidation scope	*(93.2)*	-
- Other cash flow from investments	*(5.8)*	(7.3)
Net cash flow from investing activities	(124.3)	(32.4)
Net cash flow from financing activities	(63.4)	(217.6)
Net cash flow from discontinued operations	(0.0)	(0.2)
CHARGES IN CASH AND CASH EQUIVALENTS	**(53.0)**	**(103.0)**
Opening cash and cash equivalents	**205.4**	**237.3**
Impact of foreign exchange variations	11.7	4.8
Closing cash and cash equivalents	**164.1**	**139.1**

■ Net cash flow from operating activities

Cash flow from operating activities amounted to €98.6 million in the first half 2010, compared with €121.5 million a year earlier. The decrease mainly reflects the end of Kogenate® royalties paid by Bayer.

Working capital requirements for operating activities decreased by €36.1 million in the first half 2010 after decreasing by €25.7 million over the same period in 2009. This trend in the first half 2010, arose from the following factors:

- Inventories remained stable in the first half 2010, after a €6.7 million drop over the same period in 2009 as a result of consignment stocks implemented in some countries in December 2008 in connection with local operating constraints.
- Trade receivables increased by €37.8 million in the first half 2010, compared with a €33.7 million increase at the end of June 2009, mainly as a result of growth in business in international markets.
- Trade payables decreased by €5.1 million in the first half 2010, after increasing by €6.0 million in the first half 2009.

- The change in other assets and liabilities represented a source of funds of €27.2 million in the first half 2010, compared with €38.2 million a year earlier. In particular, in the first half 2010 the Group recorded €53.1 million as deferred revenues in connection with its partnerships with Menarini (€17.6 million) and Inspiration Biopharmaceuticals Inc. (€35.5 million corresponding to the initial payment for the OBI-1 license). At the same time, the Group recognized €15.2 million in its income statements as revenues in connection with its partnerships. The trend in other operating payables and accounts payable resulted in a use of funds of €10.6 million mainly related to the invoicing of development costs for OBI-1. In 2009, the Group recorded €61.1 million as deferred revenues in connection with its partnerships with Medicis (US$75.0 million) and Galderma (€6.0 million), partially offset by the recognition in the income statement of €9.7 million in revenues related to its partnerships with Roche, Galderma, Medicis and Recordati.
- The change in the net tax liability in the first half 2010 represented a source of funds of €52.7 million. It consisted on the one hand of a refund of excess tax paid in France following a tax audit and, on the other hand of tax due for the period, net of prepayments.

■ Net cash flow from investing activities

In the first half 2010, cash flow from investing activities represented a net use of funds of €124.3 million, compared with a net use of funds of €32.4 million over the same period in 2009. This includes the following:

- Net cash flow from investing activities amounting to €25.3 million, compared with €25.1 million a year earlier. This cash flow mainly consisted of the following:
    - Acquisition of property, plant & equipement totaling €14.6 million, mainly consisting in capital expenses required to maintain the Group's production facilities, as well as investments in capacity, including the new secondary Dysport® production unit at the Wrexham site and €3.5 million in connection with equipment for the Group's research and development sites.
    - Acquisitions of intangible assets totaling €10.9 million, mainly related to the Group's partnership policy, as well as investments in the renewal of some information systems.
- A €93.2 million net cash flow arising from changes in scope, of which €57.7 million was related to the acquisition of shares newly issued by Inspiration Biopharmaceuticals Inc., and €35.5 million related to the subscription by the Group of a convertible bond issued by Inspiration Biopharmaceuticals Inc. in compensation of a progress payment due by Inspiration Biopharmaceuticals Inc. under the terms of the OBI-1 license.
- A €1.5 million net cash flow used for other investment activities, compared with a €2.5 million use of funds for the same period in 2009.
- A €7.3 million increase in the working capital requirement arising from investment activities, mainly explained by the collection of a receivable related to the disposal of an asset, compared with a €4.8 million increase as of the end of June 2009.

■ Net cash flow used in financing activities

In the first half 2010, net cash flow from financing activities amounted to €(63.4) million, compared with a net use of funds of €(217.6) million over the same period in 2009. In the first half 2010, the Group paid out €62.3 million in dividends to its shareholders, compared with €58.0 million a year earlier. The Group also set aside €2.0 million for its share buyback program in the first half 2010, compared with €6.1 million the previous year. Lastly, in the first half 2009, the Group repaid €150 million which had been drawn against its credit facility with a banking syndicate in the framework of its North American acquisitions at the end of 2008.

Net cash flow provided by discontinued activities

Net cash flow from discontinued operations was immaterial as of June 30, 2010.

ANALYSIS OF NET CASH

(In million euros)	First half 2010	First half, 2009
Cash in hand	35.3	38.8
Short-term investments	129.8	99.1
Interest-bearing deposits	2.1	2.3
Cash and cash equivalents	**167.3**	**140.2**
Bank overdrafts liabilities	**(3.2)**	**(1.2)**
Closing net cash and cash equivalents	**164.1**	**139.1**
Long-term debt	-	-
Other financial liabilities	15.7	12.7
Non-current subtotal	**15.7**	**12.7**
Short-term debt	4.0	4.0
Financial liabilities	2.8	4.0
Current subtotal	**6.8**	**8.0**
Debt	**22.5**	**20.7**
Derivatives	**(0.5)**	**(0.5)**
NET CASH [1]	**142.1**	**118.9**

The Group's net cash[1] position as of June 30, 2010 amounted to €142.1 million, compared with €118.9 million as of June 30, 2009.

In June 2008, Ipsen S.A signed for a 5-year credit facility totaling €300.0 million with a banking syndicate. This multicurrency, multilender facility requires Ipsen S.A.'s guarantee for use by some of its subsidiaries. It was used to fund acquisitions in the United States and the business's general financial needs. At the borrower's initiative, this credit line is available for withdrawal on a short-term basis for periods of 1 to 12 months so it can be best adapted to cash flow needs.

The total withdrawal must, at any given time, be less that the credit facility maximum, which decreases over time as follows:

June 4, 2010	€225.0 million
June 4, 2011	€187.5 million
June 4, 2012	€150.0 million
June 4, 2013	-

[1] Net cash: Cash and cash equivalents and securities held for sale after deduction of bank overdrafts, short-term bank borrowings, other financial liabilities plus or minus derivative financial instruments.

In addition to the customary contractual clauses, the loan agreement requires the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA[11]. The maximum ratios are as follows:

- Net debt to equity: 1
- Net debt to EBITDA[11]: 3

If the Group defaults, the banking syndicate may demand early repayment of the loan agreement.

As of June 30, 2010, the Group had a positive net cash position and as a result, the Net Debt to Equity and Net Debt to EBITDA[11] ratios were non-relevant. On 30 June 2009 and 2010, the line of credit had not been utilized. The amount of €150.0 million used from the syndicate loan was reimbursed on 30 June 2009.

[11] EBITDA: earnings before interest, tax, depreciation, and amortization.

IPSEN
Innovation for patient care

Condensed consolidated income statement

(in thousands of euros)	First half2010	First half 2009
Sales of goods	553,936	521,172
Other revenues	31,743	51,933
Revenues	**585,679**	**573,105**
Cost of goods sold	(122,585)	(115,283)
Research and Development expenses	(99,102)	(91,518)
Selling expenses	(203,867)	(186,142)
General and administrative expenses	(43,561)	(44,753)
Other operating income and expenses	(4,717)	(4,757)
Amortization of intangible assets (*)	(6,014)	(5,473)
Operating profit before restructuring and impairment	**105,833**	**125,179**
Restructuring costs	(897)	-
Impairment losses	-	-
Operating profit	**104,936**	**125,179**
Investment income	989	1,641
Costs of finance	(976)	(3,460)
Net financing costs	**13**	**(1,819)**
Other financial income and expense	(3,767)	(2,851)
Income taxes	(20,686)	(21,970)
Share of profit/loss from associated companies	(5,143)	-
Net profit from continuing operations	**75,353**	**98,539**
Net profit from discontinued operations	231	523
Consolidated net profit	**75,584**	**99,062**
- Attributable to shareholders of Ipsen	75,525	98,667
- Minority interests	59	395
Basic earnings per share, continuing operations (in euro per share)	0.89	1.17
Diluted earnings per share, continuing operations (in euro per share)	0.89	1.17
Basic earnings per share, discontinued operations (in euro per share)	0.01	0.01
Diluted earnings per share, discontinued operations (in euro per share)	0.01	0.01
Basic earnings per share (in euro per share)	0.90	1.18
Diluted earnings per share (in euro per share)	0.90	1.17

(**) Excluding software

The accompanying notes form an integral part of these condensed consolidated financial statements.

IPSEN
Innovation for patient care

Condensed consolidated balance sheet

(in thousands of euros)	June 30 2010	December 31 2009
ASSETS		
Goodwill	306,541	290,236
Other intangible assets	264,073	236,967
Property, plant & equipment	264,186	251,778
Equity investments	2,767	3,410
Investments in associated companies	68,358	-
Non-current financial assets	2,984	3,384
Other non-current assets	42,705	17,778
Deferred tax assets	143,269	120,953
Total non-current assets	**1,094,883**	**924,506**
Inventories	108,083	102,970
Trade receivables	265,265	223,105
Current tax assets	8,347	55,966
Other current assets	61,546	50,575
Current financial assets	88	1,162
Cash and cash equivalents	167,263	218,584
Total current assets	**610,592**	**652,362**
Assets of discontinued operations	-	-
TOTAL ASSETS	**1,705,475**	**1,576,868**

EQUITY & LIABILITIES		
Share capital	84,176	84,128
Additional paid-in capital and consolidated reserves	886,233	784,449
Net profit for the period	75,525	156,584
Foreign exchange differences	29,044	(42,537)
Equity - attributable to shareholders of Ipsen	**1,074,978**	**982,624**
Attribuate to minority interests	1,725	1,724
Total shareholders' equity	**1,076,703**	**984,348**
Retirement benefit obligation	15,776	13,989
Long-term provisions	33,772	37,425
Bank loans	-	-
Other financial liabilities	15,718	12,190
Deferred tax liabilities	9,061	7,093
Other non-current liabilities	256,551	211,771
Total non-current liabilities	**330,878**	**282,468**
Short-term provisions	1,449	2,621
Bank loans	4,000	4,000
Financial liabilities	2,797	4,188
Trade payables	120,168	122,647
Current tax liabilities	9,103	4,030
Other current liabilities	155,248	157,338
Bank overdrafts	3,160	13,183
Total current liabilities	**295,925**	**308,007**
Liabilities of discontinued operations	1,969	2,045
TOTAL EQUITY & LIABILITIES	**1,705,475**	**1,576,868**

The accompanying notes form an integral part of these condensed consolidated financial statements.

IPSEN
Innovation for patient care

Condensed consolidated cash flow statement

(in thousands of euros)	June 30 2010	June 30 2009
Consolidated net profit	**75,584**	**99,062**
Net profit from discontinued operations	(231)	(523)
Share of profit/loss from associated companies	5,143	-
Net profit from continuing operations before share from associated companies	**80,496**	**98,539**
Non-cash and non-operating items:		
- Depreciation, amortisation, provisions and impairment losses	19,776	40,872
- Change in fair value of financial derivatives	1,028	2,650
- Net gains and losses on disposals of non-current assets	61	794
- Share of government grants released to profit and loss	(46)	(47)
- Foreign exchange differences	189	1,705
- Change in deferred taxes	(7,298)	(23,411)
- Share-based payment expense	4,214	4,169
- Gain or loss on sales of treasury shares	(207)	255
- Other non-cash items	412	(4,018)
Cash flow from operating activities before changes in working capital	***98,625***	***121,508***
- (Increase)/decrease in inventories	(815)	6,735
- (Increase)/decrease in trade receivables	(37,818)	(33,731)
- (Decrease)/increase in trade payables	(5,143)	5,983
- Net change in income tax liability	52,660	8,552
- Net change in other operating assets and liabilities	27,233	38,190
Change in working capital related to operating activities	**36,117**	**25,729**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**134,742**	**147,237**
Acquisition of property, plant & equipment	(14,634)	(14,703)
Acquisition of intangible assets	(10,904)	(10,922)
Proceeds from disposal of intangible assets and property, plant & equipment	212	524
Acquisition of shares in non-consolidated companies	(380)	-
Acquisitions of shares in associated companies	(57,648)	-
Convertible note subscriptions	(35,506)	(2,000)
Payments to post-employment benefit plans	(1,044)	(1,343)
Other cash flow related to investment activities	1,886	(151)
Deposits paid	1,080	981
Changes in working capital related to investing activities	(7,347)	(4,823)
NET CASH USED BY INVESTMENT ACTIVITIES	**(124,285)**	**(32,437)**
Repayment of long-term borrowings	(179)	(151,062)
Capital increase by Ipsen	1,072	-
Treasury shares	(1,984)	(6,115)
Dividends paid by Ipsen	(62,273)	(58,033)
Dividends paid by subsidiaries to minority interests	(151)	(141)
Changes in working capital related to financing activities	111	(2,222)
NET CASH USED BY FINANCING ACTIVITIES	**(63,404)**	**(217,573)**
Impact of businesses to be sold or discontinued	(42)	(234)
CHANGE IN CASH AND CASH EQUIVALENTS	**(52,989)**	**(103,007)**
Opening cash and cash equivalents	**205,401**	**237,325**
Impact of exchange rate fluctuations	11,691	4,755
Closing cash and cash equivalents	**164,103**	**139,073**

The accompanying notes form an integral part of these condensed consolidated financial statements.


santhera
Pharmaceuticals


IPSEN
Innovation for patient care

Santhera and Ipsen Enter into Licensing Agreement for Fipamezole for the Treatment of Dyskinesia in Parkinson's Disease

Liestal (Switzerland) and Paris (France) - September 3, 2010 – Santhera Pharmaceuticals (SIX: SANN) and Ipsen (Euronext: IPN; ADR: IPSEY) today announced a license agreement for the development and commercialization of fipamezole (antagonist of the adrenergic alpha-2 receptor) for territories outside of North America and Japan. This first-in-class compound is currently under investigation for the treatment of levodopa-induced dyskinesia in Parkinson's Disease. Initiation of a first Phase III study by Biovail is scheduled for 2011. Today's agreement stipulates a data sharing, under which Ipsen has the right to use these data for its own purposes.

Klaus Schollmeier, Chief Executive Officer of Santhera, said: *"We are pleased to be partnering with Ipsen to advance the potential of fipamezole as a possible first treatment for Dyskinesia in Parkinson's Disease. Dyskinesia is a condition that is functionally disabling to patients and limits effective treatment of the underlying Parkinson's Disease. Ipsen complements perfectly our North American partnership with Biovail. Today's agreement is another strong endorsement for fipamezole and proves that our out-licensing strategy for this innovative drug candidate is working well for the benefit of all parties."*

Stéphane Thiroloix, Ipsen's Executive Vice-President, Corporate Development said: *"L-dopa induced dyskinesia is a serious unmet medical need, and we look forward to providing patients with a positive transformation in the management of their condition. This agreement with Santhera will further enrich Ipsen's pipeline with a new promising first-in-class compound thus complementing our fast-growing neurology franchise, in clear medical and operational synergy with our existing portfolio. We have been impressed with the scientific and development capabilities of both Santhera and Biovail. Ipsen will benefit from the Biovail development and collaborate fully to achieve regulatory filings excluding North America planned for 2015."*.

About the agreement

Under the agreement, Ipsen acquires the rights to fipamezole outside the United States, Canada and Japan for an upfront payment of EUR 13 million and additional payments contingent to future development, regulatory and sales milestones of up to EUR 128 million. In addition, Santhera is entitled to royalty payments on Ipsen's future net sales.

In a similar transaction in August 2009, Santhera granted Biovail (Canada's largest specialty pharmaceutical company) the development and commercial rights to fipamezole in the United States and Canada. The first Phase III study is scheduled for 2011 in the treatment of


santhera
Pharmaceuticals


IPSEN
Innovation for patient care

levodopa induced dyskinesia. Santhera has the right to use and sublicense data generated by Biovail for development and commercialization purposes outside of the United States and Canada. Today's agreement stipulates that Ipsen has acquired the right to use these data for its own development and commercialization purposes outside the United States, Canada and Japan, whereas the Japanese rights for fipamezole remain with Santhera.

About Fipamezole

Fipamezole is an antagonist of the adrenergic alpha-2 receptor with a novel mode of action in the treatment of dyskinesia in Parkinson's disease. The rationale behind the development is to increase noradrenergic release in certain areas of the brain resulting in the rebalance of the distorted brain network and potentially alleviating symptoms of advanced Parkinson's disease such as dyskinesia, motor fluctuations and other disturbing symptoms without exacerbating the underlying Parkinsonian features of the disease. Encouraging phase 2b data exist in support of this rationale. Loss of motor control and dyskinesia is feature of the majority of Parkinson patients after 5 years of levodopa therapy, and remains a clear unmet medical need.

About Ipsen

Ipsen is a global biopharmaceutical group, with sales exceeding 1 billion euros in 2009. The Group has total worldwide staff of more than 4,400 employees, of which nearly 900 contribute to the discovery and development of innovative drugs for patient care. Ipsen's development strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and on primary care drugs. This strategy is supported by an active policy of partnerships. Ipsen's research & development (R&D) centers and its peptide & protein engineering platform give the Group a strong competitive edge. In 2009, R&D expenditure totaled close to €200 million, representing nearly 20% of Group sales. Ipsen's shares are traded on segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150) and eligible to the "Service de Règlement Différé" ("SRD"). The Group is part of the SBF 120 index. Ipsen has implemented a Sponsored Level I American Depositary Receipt (ADR) program, which trade on the over-the-counter market in the United States under the symbol IPSEY. For more information on Ipsen, visit our website at www.ipsen.com.

About Santhera

Santhera Pharmaceuticals (SIX: SANN) is a Swiss specialty pharmaceutical company focused on the development and commercialization of innovative pharmaceutical products for the treatment of severe neuromuscular diseases, an area of high unmet medical need which includes many orphan indications with no current therapy. Santhera's first product, Catena® to treat Friedreich's Ataxia, is marketed in Canada. Following positive clinical results in Leber's Hereditary Optic Neuropathy, the drug is prepared for regulatory filings for marketing approval. Catena® is also being investigated in a Phase III study in Duchenne Muscular Dystrophy. Commercial rights in Europe for Friedreich's Ataxia and Duchenne Muscular Dystrophy are licensed to Takeda Pharmaceutical. Santhera's second compound fipamezole has demonstrated efficacy in reducing levodopa-induced Dyskinesia in Parkinson's Disease. Phase III development and commercialization rights in the United States and Canada are partnered with Biovail, and outside North America and Japan with Ipsen. For further information,


santhera
Pharmaceuticals


IPSEN
Innovation for patient care

please visit the Company's web site at www.santhera.com. *Catena® is a trademark of Santhera Pharmaceuticals.*

Ipsen forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

Santhera Disclaimer/Forward-looking statements

This communication does not constitute an offer or invitation to subscribe for or purchase any securities of Santhera Pharmaceuticals Holding AG. This publication may contain certain forward-looking statements concerning the Company and its business. Such statements involve certain risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of the Company to be materially different from those expressed or implied by such statements. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. The Company disclaims any obligation to update these forward-looking statements.

For further information:

Santhera

Klaus Schollmeier, Chief Executive Officer

Phone: +41 (61) 906 89 52

klaus.schollmeier@santhera.com


santhera
Pharmaceuticals


IPSEN
Innovation for patient care

Barbara Heller, Chief Financial Officer

Phone: +41 (61) 906 89 54

barbara.heller@santhera.com

Thomas Staffelbach, Head Public & Investor Relations

Phone: +41 (61) 906 89 47

thomas.staffelbach@santhera.com

Ipsen

Media

Didier Véron

Director, Public Affairs and Corporate Communications

Tel.: +33 (0)1 58 33 51 16

Fax: +33 (0)1 58 33 50 58

E-mail: didier.veron@ipsen.com

Financial Community

David Schilansky

Vice President Finance

Tel.: +33 (0)1 58 33 51 30

Fax: +33 (0)1 58 33 50 63

E-mail: david.schilansky@ipsen.com

Pierre Kemula

Investor Relations Officer

Tel.: +33 (0)1 58 33 60 08

Fax: +33 (0)1 58 33 50 63

E-mail: pierre.kemula@ipsen.com